Allocution

I, _____, am a duly authorized representative for BNP Paribas, S.A. ("BNP Paribas"). I have been so authorized by the Board of Directors of BNP Paribas pursuant to a duly enacted Board resolution granting me authority to act and speak on behalf of BNP Paribas.

On behalf of BNP Paribas, I [swear or affirm under oath] that:

BNP Paribas is guilty of conspiring to commit an offense against the United States, in violation of Title 18, United States Code, Section 371. From at least 2004 through 2012, BNP Paribas conspired to violate the International Emergency Economic Powers Act ("IEEPA"), codified at Title 50, United States Code, Section 1701 et seq., and regulations issued thereunder, and the Trading with the Enemy Act ("TWEA"), codified at Title 50, United States Code Appendix, Section 1 et seq., and regulations issued thereunder.

BNP Paribas admits to all of the facts contained in the Statement of Facts that is attached as Exhibit B to the plea agreement, and BNP Paribas further admits to all of the allegations in the Information. The facts and allegations set forth in the Statement of Facts and Information are fully incorporated into the statement I am making here.

BNP Paribas further admits that:

[Allocution Related to Sudan/Iran]

- From 2004 up through and including 2012, BNP Paribas entered into an unlawful agreement with banks and other entities located in or controlled by Sudan and Iran to violate U.S. executive orders prohibiting the exportation, directly and indirectly, of services from the United States to Sudan and Iran. BNP Paribas knowingly and willfully exported services from the United States to persons and entities located in and controlled by the Government of Sudan, and to persons and entities located in Iran, by, among other things, structuring, conducting, and concealing U.S. dollar transactions using the U.S. financial system on behalf of banks and other entities located in or controlled by Sudan and Iran.

- The transactions engaged in by BNP Paribas as part of this conspiracy required a license from OFAC.

- BNP Paribas engaged in these transactions without first obtaining a license from OFAC.

- BNP Paribas knowingly and willfully joined the conspiracy, and its actions to violate the Sudanese Sanctions Regulations and the Iranian Transactions and Sanctions Regulations were done willfully, with the intent to violate the law.

- In furtherance of the conspiracy and to effect its illegal objects, BNP Paribas, in or about December 2006, through its subsidiary based in Geneva, Switzerland, caused an unaffiliated U.S. financial institution located in New York, New York to process an approximately $10 million U.S. dollar transaction involving an entity in Sudan subject to U.S. economic sanctions. BNP Paribas caused this transaction by concealing from the unaffiliated financial institution the involvement of the sanctioned entity.

- Also in furtherance of the conspiracy and to effect its illegal objects, in or about November 2012, BNP Paribas processed an approximately $6.5 million U.S. dollar transaction on behalf of a corporation controlled by an Iranian entity through BNP Paribas's branch in New York, New York.

[Allocution Related to Cuba]

- From 2004 up through and including 2010, BNP Paribas entered into an unlawful agreement with banks and other entities located in or controlled by Cuba or Cuban nationals by, among other things, structuring, conducting, and concealing U.S. dollar transactions using the U.S. financial system on behalf of banks and other entities controlled by Cuba.

- The transactions engaged in by BNP Paribas as part of this conspiracy required a license from OFAC.

- BNP Paribas engaged in these transactions without first obtaining a license from OFAC.

- BNP Paribas knowingly and willfully joined the conspiracy, and its actions to violate the Cuban Assets Control Regulations were done willfully, with the intent to violate the law.

- In furtherance of the conspiracy and to effect its illegal objects, on or about November 24, 2009, BNP Paribas processed an approximately $213,027 U.S. dollar transaction through BNP Paribas's branch in New York, New York, in connection with a U.S. dollar denominated credit facility that provided financing to various entities in Cuba that were subject to U.S. economic sanctions.

[Allocution Related to Entity Liability]

- The above actions and conduct were committed by numerous BNP Paribas employees, who, in committing the offense, intended to benefit BNP Paribas and were acting within the scope of their employment.